UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semi-annual Period Ended June 30, 2019

Steward Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10925

Maryland

(State or other jurisdiction of

incorporation or organization)

9679 Myrtle Grove Lane

Easton, MD 21601

(Address of principal executive offices)

(503) 868-0400
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

ITEM 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2019. The financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and June 30, 2018 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Steward Realty Trust, Inc. is a commercial mortgage REIT that provides financing, backed by land and farm assets, to farmers using sustainable and ecologically-sound agricultural practices. As such, the company may invest, alone or with others, in loans to farming and ranching businesses for agriculture, aquaculture, or forestry. Financing will be primarily in the form of first-mortgage loans and majority participation interests in first-mortgage loans, but may eventually include a small number of mezzanine-subordinate loans, leasehold transactions, and bridge loans. As further explained below, loans will be structured as construction, mini-permanent (“mini-perm”), and stabilized financings.

The company will engage in both short-term and long-term (permanent) financings. The short-term financing, or construction loan, funds the acquisition of the Property, the preparation and development of the Property (which may or may not be vacant) for production, cultivation, and processing. After a project achieves “stabilization,” the construction loan is replaced by longer-term financing. The company may elect to combine the two loans into one in the form of a construction and mini-perm loan. Mini-perm is financing that “takes out,” or replaces, the construction loan, but is shorter in duration than traditional permanent financing. The purpose of the mini-perm is to pay off the construction loan and provide the project with an operating history prior to refinancing in the permanent market.

The company will offer long-term (permanent) financing to farmers and ranchers with an operating history on a property. The company expects its proportion of long-term financing to increase over time as it develops relationships with farmers and ranchers who have successfully utilized the company’s construction and mini-perm loans.

REITs are permitted to deduct from their corporate taxable income every dollar they pay out, while stockholders pay tax on the dividend income they receive, generally at ordinary income tax rates, although individuals may qualify for lower rates in many cases. As is characteristic of mortgage REITs, the company intends to hold commercial mortgages and other loans on its balance sheet, and fund these investments with equity capital. The company may rely on a variety of funding sources, including common and preferred equity, repurchase agreements, structured financing, convertible and long-term debt, and other credit facilities, and will attempt to use less borrowing and more equity capital to finance its acquisitions of mortgages than do other large mortgage investors, though we cannot assure you that we will succeed in doing so. And, like other mortgage REITs, the company may attempt to raise both equity and debt in the registered or exempt public capital markets, though no decision has yet been made as to whether any of the company’s securities will be publicly traded on a national stock exchange or quotation system, or whether the company will register with the Securities and Exchange Commission (the “Commission”) but not trade on major securities exchanges (a public, non-listed REIT). Investors subscribing to this offering should assume that no market for the company’s securities will ever develop.

Steward Realty Trust, Inc. is a development stage company that was formed on March 7, 2017, as a Maryland corporation and does business under the name “Steward Farm Trust”. We maintain our principal executive offices at 9679 Myrtle Grove Lane, Easton, MD 21601. Our mailing address is 9450 SW Gemini Dr. #41153, Beaverton, OR 97008. Our email address is support@gosteward.com and telephone number is (503) 868-0400.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on March 15, 2019 (the “Offering Circular”), as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures.

Results of Operations

For the six months ended June 30, 2019 (“Interim 2019”), the company earned interest income from the Detroit, Kinzers, and Cave Junction Properties totaling $11,742, compared to $8,101 for the six months ended June 30, 2018 (“Interim 2018”). The Company has not extended any new loans in Interim 2019. After establishing a loan loss provision of $345, the company’s net interest income for Interim 2018 was $11,397, compared to a net interest income of $7,142 for Interim 2018.

The company’s operating expenses consist of general and administrative expenses and loan servicing costs. General and administrative expenses were $17,337 during Interim 2019 and consisted primarily of accounting expenses, compared to $23,264 in general and administrative expenses during Interim 2018. We expect our expenses to increase due to regulatory, compliance, legal, and accounting costs associated with what we expect to be a growing number of investors and Properties.

Loan servicing costs for Interim 2019 were $1,178, which we paid to our affiliate Steward Servicing in connection with the loans referred to above, compared to loan servicing costs of $837 during Interim 2018. The company does not currently have its own personnel, who are provided by its affiliate, Steward Technologies LLC, pursuant to the Intercompany Services and Cost Allocation Agreement. The company expects to assume sole responsibility for the compensation of its personnel when the complexity and magnitude of its operations make it no longer feasible under that agreement for Steward Technologies LLC to support certain of the company’s service departments and functions together with those of its other corporate affiliates. As of the date of this Offering Circular, Steward Technologies LLC has not allocated any compensation expenses to the company.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors to the Company, expanding our ability to advances funds to borrowers, and enhancing our technology infrastructure to support our future operations. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and administrative expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Liquidity and Capital Resources

As of June 30, 2019, the company’s cash on hand was $3,834. As of that date, we had total assets of $487,239 and total liabilities of $51,373, primarily representing accounts payable and accrued expenses.

Since the company’s inception, the company raised funds by accepting investments from affiliates of the company, including share issuances totaling $29,091 to the Company’s sole stockholder during Interim 2019. This money was utilized for certain start-up costs and ongoing operating capital. We are dependent upon the net proceeds from this offering to conduct our proposed operations. We will obtain the capital required to finance loans from other equity and debt offerings, including investments by affiliates, and/or cash on hand. As of June 30, 2019, and December 31, 2018, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2019 and the time of this filing.

Corporate Debt

As of June 30, 2019, and December 31, 2018, we had no corporate debt.

Outlook and Recent Trends

We believe that the intermediate and long-term growth prospects for the Company are compelling. Given the continued potential of financial technology to improve the efficiencies of agricultural lending and investment, we expect to maintain, if not increase, our growth rate. However, we are wary of the long-sustained current economic cycle that has been in expansion for more than approximately ten years. The resiliency of our direct-to-borrower and investor online investment model is likely to be tested during the next financial downturn. We believe our investment model will prove out for our customers, providing good risk-adjusted returns for our investors. Our track record in a recession will be one of the most important aspects of the long-term success of the Company.

Off-Balance Sheet Arrangements

As of June 30, 2019, and December 31, 2018, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, “Related Party Transactions” in our financial statements.

ITEM 2: Other Information

None

ITEM 3: Financial Statements

Steward Realty Trust, Inc.

STEWARD REALTY TRUST, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2019 (UNAUDITED) and DECEMBER 31, 2018 (AUDITED)

	2019	2018
ASSETS

Cash and cash equivalents	$3,834	$4,399
Deferred offering costs	246,327	185,847

Loans held for investment	244,410	232,668
Allowance for loan losses	(7,332)	(6,987)
Loans held for investment, net	237,078	225,681

Total assets	$487,239	$415,927

LIABILITIES AND SHAREHOLDER’S EQUITY

Accounts payable	$53,922	10,934
Accrued expenses	2,223	-
Accrued loan servicing costs to related parties	1,228	50
Total liabilities	57,373	10,984

Shareholder’s Equity:
Class A common stock, par value of $0.01; 100,000,000 shares authorized; 0 shares outstanding as of June 30, 2010 and December 31, 2018	-	-
Class B common stock, par value of $0.01, 15,000,000 shares authorized; 48,227 and 45,023 shares outstanding as of June 30, 2019 and December 31, 2018, respectively	482	450
Preferred stock, par value of $0.01, 5,000,0000 shares authorized; 0 shares outstanding as of June 30, 2019 and December 31, 2018	-	-
Additional paid-in capital	481,791	449,782
Accumulated deficit	(52,407)	(45,289)
Total shareholder’s equity	429,866	284,053

Total liabilities and shareholder’s equity	$487,239	415,927

STEWARD REALTY TRUST, INC.

STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

AND JUNE 30, 2018 (UNAUDITED)

	2019	2018
Interest income	$11,742	$8,101
Provision for loan losses	(345)	(959)
Interest income, net of provision for loan losses	11,397	7,142

Expenses:
Loan servicing costs	1,178	837
General and administrative expenses	17,337	23,264

Net income/(loss)	$(7,118)	$(16,959)

Loss per share	$0.15	$0.57

Weighted average shares outstanding	46,981	30,000

STEWARD REALTY TRUST, INC.

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

AND JUNE 30, 2018 (UNAUDITED)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$(7,118)	$(16,959)
Provision of loan losses	345	959
Changes in operating assets and liabilities:
Increase in prepaid expenses	-	(75)
Increase in accounts payable	42,988	2,044
Increase in accrued expenses	2,223	3,860
Increase in accrued loan servicing costs to related parties	1,178	8
Net cash used in operating activities	39,616	(10,163)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans held for investment	(11,742)	(32,918)
Net cash used in investing activities	(11,742)	(32,918)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred Offering Costs	(60,480)	(58,562)
Common stock issued for cash	32,041	134,051
Net cash provided by financing activities	(28,439)	75,489

Increase in cash and cash equivalents	(565)	32,408
Cash and cash equivalents, at beginning of period	4,399	41,503
Cash and cash equivalents, end of period	$3,834	73,911

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$25

STEWARD REALTY TRUST, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

AND JUNE 30, 2018 (UNAUDITED)

NOTE 1 – ORGANIZATION AND BUSINESS

Steward Realty Trust, Inc. (the “Company”) was formed on March 7, 2017 (date of “Inception”) in the State of Maryland. The Company’s headquarters are located in Easton, Maryland. The Company was formed for the purpose of investing in a real estate loans and other debt instruments collateralized by first position security interests in farm real property in the U.S. and the underlying real estate collateral.

The Company intends to operate as a Real Estate Investment Trust (REIT). The Company will apply to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although we are not currently aware of any reason why the Company would not qualify as a REIT, we can give no absolute assurance that the IRS will not successfully challenge the classification of the Company as a REIT. To qualify as a REIT, a company must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;
●	Be managed by a board of directors or trustees;
●	Have shares that are fully transferable;
●	Have a minimum of 100 shareholders after its first year as a REIT;
●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half
●	of the taxable year;
●	Invest at least 75 percent of its total assets in real estate assets and cash;
●	Derive at least 75 percent of its gross income from real estate related sources, including rents
●	from real property and interest on mortgages financing real property;
●	Derive at least 95 percent of its gross income from such real estate sources and dividends or
●	interest from any source; and
●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

We have funded our loans and operations by our majority shareholder. We will seek equity financing for working capital to fund start-up, development activities, and initial loan investments. We expect to complete an equity offering over the next six to 24 months. In the meantime, the shareholder intends to fund its operations. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. Despite the inherent risks of any new business and raising capital, the relevant industry experience coupled with an experienced management team provide our basis for belief that the Company will be able to continue as a going concern for a period of one year from the date of the release of these financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018. Fair values were assumed to approximate carrying values because of their short term in nature.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise. These adverse conditions could affect the Company’s financial condition, results of its operations and cash flows.

Cash and Cash Equivalents

For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Offering Costs

The Company capitalizes costs of its offering of securities which will be applied against proceeds from the Regulation A offering, if successful. If unsuccessful, such costs will be expensed. The Company has paid $185,847 and $246,327 at December 31, 2018 and June 30, 2019, respectively, towards its offering costs as reflected in the accompanying statements of financial condition.

Loans Held for Investment

Loans held for investment will be carried at cost, net of the allowance for loan losses. The Company advances up to 85% of the fair value of the assets. Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual. Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff. Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management’s intention, and the Company has the ability, to hold these loans to maturity.

The Company generally requires real estate as collateral on its loans. In addition, the Company requires non-recourse carve-out guarantees, which provides additional security under the loans.

Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income.

Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction to the loan principal balance. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent. The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent. All loans are generally charged-off at such time the loan is classified as a loss.

Allowance for Loan Losses

In June 2016, the Financial Accounting Standards Board “FASB” issued Accounting Standards Update “ASU” 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For public business entities, the amendment is effective for annual periods beginning after December 15, 2019 and interim period within those annual periods. We have adopted this pronouncement for the reporting period.

The Company maintains an allowance for loan losses at a level deemed appropriate by management to provide for all known or inherent risks in the loan at the reporting date. Our determination of the adequacy of the allowance for loan losses will be based on an evaluation of the composition of the loan, historical loss experience, industry charge-off experience on farm loans, current economic conditions, and other relevant factors in the area in which the Company’s lending activities are based. These factors may affect the borrowers’ ability to pay and the value of the underlying collateral. The allowance is calculated by applying loss factors to loans held for investment according to loan program type and loan classification. The loss rate, at present, we use are based in data published by the USDA Farm Services Administration which have initially established at 3% of principal and interest outstanding. Additions and reductions to the allowance are reflected in current operations.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure will be recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses. The Fund will obtain an appraisal and/or market valuation on all real estate owned at the time of possession. After foreclosure, valuations will be periodically performed by management. Any subsequent fair value losses will be recorded to other real estate owned operations with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs will be expensed as incurred.

Income Taxes

The Company has been organized as a corporation under the laws of the State of Maryland. The Company will apply to the Internal Revenue Service (the “IRS”) to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. Although we are not currently aware of any reason why the Company would not qualify as a REIT, we can give no absolute assurance that the IRS will not successfully challenge the classification of the Company as a REIT. Accordingly, the Company will not be subject to federal income taxes, and the profits and losses flow directly to the shareholders of the Company.

The Company filed the 2017 tax returns as a corporation for federal and New York income tax purposes. No tax returns have been subject to audit.

Prospective investors should recognize that many of the advantages and economic benefits of an investment in the Shares depend upon the classification of the Company as a REIT for federal income tax purposes. To remain qualified as a REIT, the Company must each year distribute to shareholders at least 90% of its REIT taxable income (excluding any net capital gains). A change in this classification would require the Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to shareholders or for internally funding growth of the Company. In addition, such a change in a Company’s tax status during the life of the Company could be treated by the IRS as a taxable event, in which case the shareholders could have tax liability without receiving a cash distribution from the Company to enable them to pay such tax liability. The continued treatment of the Company as a REIT is dependent on present law and regulations, which are subject to change, and on the Company’s ability to continue to satisfy a variety of criteria.

Concentration of Credit Risk

The Company may maintain its cash with a financial institution located in the United States. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and provide related disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2017 and interim periods thereafter. The guidance is not expected to have a material impact on the Company’s financial statements.

In April 2015, FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which changes the presentation of debt issuance costs in financial statements. ASU 2015-03 requires an entity to present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted. The guidance is not expected to have a material impact on the Company’s financial statements. In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes”, which requires deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards. The new standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2017, FASB issued ASU No. 2017-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. We believe that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – LOANS HELD FOR INVESTMENT

The Company has entered into agreements to provide funding for the acquisition of land, improvements, and certain operational costs. For each agreement, interest is payable every 15th of each calendar month once the loan amount has been fully advanced. The principal, together with the remaining interest, is due in a lump sum on the date of maturity. The loans are generally secured by real property and guaranteed through a nonrecourse carve-out guaranty.

Balances of Loans Held for Investment

No	Borrower	Location	Loan Type	Total Funded[1]		Company Funded[1]	Company Accrued Interest[1]	Company Loan Balance[1]
1	Acre LLC	Detroit, MI, USA	First Mortgage	$67,301		$67,301	$14,536	$81,837
2	Fisheye Farms, LLC	Detroit, MI, USA	First Mortgage	$106,376	[2]	$100,376	$17,752	$118,128
3	Beiler’s Heritage Acres	Kinzers, PA, USA	Bridge	$499,437	[2]	$17,867	$1,375	$19,242
4	Hope Mountain Holdings LLC	Cave Junction, OR, USA	First Mortgage	$520,000	[2]	$22,988	$2,215	$25,203
	Grand Total			$1,193,114		$208,532	$35,878	$244,410

[1]	As of June 30, 2019
[2]	The remainder was funded by a co-investor.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – SHAREHOLDERS’ EQUITY

Issuance of common stock

During the six months ended June 30, 2019, we issued 2,909 shares of common stock for $29,091 to our sole founder and we issued 295 shares of common stock for $2,950 to external shareholders. There were no issuances of common stock during the six months ended June 30, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, and June 30, 2019, there were accrued expenses of $50 and $1,228, respectively, payable to a related party, Steward Servicing LLC, for servicing costs related to the outstanding notes. Steward Servicing LLC receives a 1.0% annual fee for all loans funded by Steward Realty Trust, Inc. Total servicing costs incurred during the periods ended June 30, 2018 and June 30, 2019 were $837 and $1,178, respectively.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEWARD REALTY TRUST, INC.

By:	/s/ Daniel S. Miller
Title: Daniel S. Miller, Chief Executive Officer
Steward Realty Trust, Inc.
Date: September 27,2019

INDEX TO EXHIBITS

2.	BYLAWS
2.1	ARTICLES OF AMENDMENT AND RESTATEMENT/CHARTER
4.	SUBSCRIPTION AGREEMENT
6.	ORIGINATION SERVICES AGREEMENT DATED AS OF JUNE 20, 2017 BETWEEN STEWARD REALTY
6.1	SERVICING AGREEMENT DATED AS OF JUNE 20, 2017 BETWEEN STEWARD REALTY TRUST, INC.
6.2	PLATFORM LICENSE AND TECHNOLOGY SERVICES AGREEMENT DATED AS OF DECEMBER 21, 2017
6.3	AMENDED AND RESTATED INTERCOMPANY SERVICES AND COST ALLOCATION AGREEMENT
6.4	FORM OF LOAN PARTICIPATION AGREEMENT